SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


                                  FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                             1934 [FEE REQUIRED]


                 For the Fiscal Year Ended December 31, 1997

                                     OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                        ACT OF 1934 [NO FEE REQUIRED]



                       Commission File Number 2-62223



            SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                          (Full title of the plan)




                             ENTERGY CORPORATION
                              639 Loyola Avenue
                        New Orleans, Louisiana  70113
             (Issuer and address of principal executive office)

            SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

                              Table of Contents


                                                                Page
                                                               Number
                                                               Herein

(a)Financial Statements:

   Report of Independent Accountants                             2

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1997               3

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1996               4

   Statement of Changes in Net Assets Available for
     Benefits with Fund Information for the Year
     Ended December 31, 1997                                     5

   Notes to Financial Statements                                 6

(b)Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes - as of December 31, 1997                         20

   Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1997                       25

   Signature                                                    26

(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                        27

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Participants of the Savings Plan of Entergy Corporation and Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the
Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 26, 1998


          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          As of December 31, 1997


                                                           PARTICIPANT DIRECTED FUND INFORMATION
                                                             Entergy        Entergy
                                                           Corporation      Stable                       Equity
                                                             Common         Income        Balanced       Income
                                             Total            Stock          Fund           Fund          Fund

Assets:
  Investments:
  Cash and temporary cash investments       $28,067,680      $1,052,696   $26,815,816             -             -
    Equity securities:
      Entergy Corporation common
         stock - 13,784,066 shares          412,660,477      57,605,862             -             -             -
    Mutual funds                            307,721,468               -             -   $37,372,119  $120,337,455
    Common trust funds                       61,110,045               -             -             -             -
    Fixed income securities:
       Guaranteed investment contracts       56,854,555               -    56,854,555             -             -
       Synthetic investment contracts       148,798,098               -   148,798,098             -             -
    Investments held by prior trustee         7,179,631       1,018,504     1,956,578        60,090       422,459
    Loans to participants                    24,129,072               -             -             -             -
                                         ------------------------------------------------------------------------
        Total investments                 1,046,521,026      59,677,062   234,425,047    37,432,209   120,759,914

  Contributions receivable                    1,302,262          47,054       227,010        68,487       145,717
  Investment income receivables and other     1,600,718          65,777        17,149       642,803       837,196
                                         ------------------------------------------------------------------------
        Total assets                      1,049,424,006      59,789,893   234,669,206    38,143,499   121,742,827
                                         ------------------------------------------------------------------------
Liabilities:
  Other liabilities                             140,976          29,746             -             -       111,230
                                         ------------------------------------------------------------------------
   Net Assets Available for Benefits     $1,049,283,030     $59,760,147  $234,669,206   $38,143,499  $121,631,597
                                         ========================================================================
See Notes to Financial Statements.

          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          As of December 31, 1997


                                                        PARTICIPANT DIRECTED FUND INFORMATION
                                            Equity
                                            Index        Blue Chip      New          New      International
                                             Trust       Growth       Horizons      Income        Stock
                                             Fund         Fund          Fund         Fund          Fund

Assets:
  Investments:
    Cash and temporary cash investments             -            -             -            -            -
    Equity securities:
       Entergy Corporation common
         stock - 13,784,066 shares                  -            -             -            -            -
    Mutual funds                                    -  $88,522,409   $51,913,913   $3,882,083   $5,693,489
    Common trust funds                    $61,110,045            -             -            -            -
    Fixed income securities:
       Guaranteed investment contracts              -            -             -            -            -
       Synthetic investment contracts               -            -             -            -            -
    Investments held by prior trustee                                  3,200,959
    Loans to participants                           -            -             -            -            -
                                          ----------------------------------------------------------------
        Total investments                  61,110,045   88,522,409    55,114,872    3,882,083    5,693,489

  Contributions receivable                    113,561      175,218       141,642        8,602       19,143
  Investment income receivables and other       1,826        3,852         8,418          173          222
                                          ----------------------------------------------------------------
        Total assets                       61,225,432   88,701,479    55,264,932    3,890,858    5,712,854
                                          ----------------------------------------------------------------
Liabilities:
  Other liabilities                                 -            -             -            -            -
                                          ----------------------------------------------------------------
    Net Assets Available for Benefits     $61,225,432  $88,701,479   $55,264,932   $3,890,858   $5,712,854
                                          ================================================================
See Notes to Financial Statements.


          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          As of December 31, 1997




                                          PARTICIPANT
                                           DIRECTED        NON-PARTICIPANT
                                             FUND             DIRECTED
                                          INFORMATION      FUND INFORMATION
                                                         Entergy       Employee
                                                        Corporation     Stock
                                         Participants'    Common      Ownership
                                            Loans         Stock         Plan

Assets:
  Investments:
    Cash and temporary cash investments            -      $199,168             -
    Equity securities:
       Entergy Corporation common
         stock - 13,784,066 shares                 -   243,867,095  $111,187,520
    Mutual funds                                   -             -             -
    Common trust funds                             -             -             -
    Fixed income securities:
       Guaranteed investment contracts             -             -             -
       Synthetic investment contracts              -             -             -
    Investments held by prior trustee        521,041                           -
    Loans to participants                 24,129,072             -             -
                                         ---------------------------------------
        Total investments                 24,650,113   244,066,263   111,187,520

  Contributions receivable                         -       355,828             -
  Investment income receivables and other          -        23,302             -
                                         ---------------------------------------
        Total assets                      24,650,113   244,445,393   111,187,520
                                         ---------------------------------------

Liabilities:
  Other liabilities                                -             -             -
                                         ---------------------------------------

  Net Assets Available for Benefits      $24,650,113  $244,445,393  $111,187,520
                                         =======================================
See Notes to Financial Statements.


             SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             As of December 31, 1996

                                                             PARTICIPANT DIRECTED FUND INFORMATION
                                                               Entergy       Entergy
                                                             Corporation     Stable                      Stock
                                                               Common        Income       Balanced      Income
                                                    Total       Stock         Fund          Fund         Fund
Assets:
  Investments:
    Cash and temporary cash investments         $243,544,633     $65,574  $114,315,718    $6,189,331 $34,803,961
    Equity securities:
      Entergy Corporation common
         stock - 10,208,842 shares               282,019,260  59,529,486        -             -            -
      Other equity securities                    118,417,941      -             -         13,497,737  55,510,975
    Fixed income securities:
      U.S. Treasury and government
        agency securities                          7,840,843      -             -          7,840,843       -
      Guaranteed investment contracts             12,311,107      -         12,311,107        -            -
      Synthetic investment contracts             119,761,246      -        119,761,246        -            -
      American Express Trust Fund                 14,122,430      -         14,122,430        -            -
      Other corporate securities                   3,008,155      -          1,119,499     1,888,656       -
    Loans to participants                         19,200,985      -             -             -            -
                                                ----------------------------------------------------------------
        Total investments                        820,226,600  59,595,060   261,630,000    29,416,567  90,314,936

  Contributions receivable                         3,970,290     216,882       994,285       204,629     469,483
  Investment income receivables and other          3,327,078      43,402       464,105       330,126   1,938,003
                                                ----------------------------------------------------------------
        Total assets                             827,523,968  59,855,344   263,088,390    29,951,322  92,722,422
                                                ----------------------------------------------------------------
Liabilities:
  Investment acquisition liabilities and other     3,043,269         319     1,155,478           525   1,859,756
                                                ----------------------------------------------------------------

      Net Assets Available for Benefits         $824,480,699 $59,855,025  $261,932,912   $29,950,797 $90,862,666
                                                ================================================================
See Notes to Financial Statements.


             SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             As of December 31, 1996
                                                                                                         NON-
                                                                                                     PARTICIPANT
                                                                                                      DIRECTED
                                                                                                        FUND
                                                                                                     INFORMATION
                                                      PARTICIPANT DIRECTED FUND INFORMATION
                                                                                                      Entergy
                                                    Stock        Stock                               Corporation
                                                    Index        Growth      Acorn     Participants'    Common
                                                    Fund          Fund       Fund         Loans         Stock

Assets:
  Investments:
    Cash and temporary cash investments          $11,618,474  $31,613,679 $44,576,579     $116,235      $245,082
    Equity securities:
      Entergy Corporation common
         stock - 10,208,842 shares                    -            -            -            -       222,489,774
      Other equity securities                     23,634,131   25,775,098       -            -             -
    Fixed income securities:
      U.S. Treasury and government
        agency securities                             -            -            -            -             -
      Guaranteed investment contracts                 -            -            -            -             -
      Synthetic investment contracts                  -            -            -            -             -
      American Express Trust Fund                     -            -            -            -             -
      Other corporate securities                      -            -            -            -             -
    Loans to participants                             -            -            -       19,200,985         -
                                                 ---------------------------------------------------------------
        Total investments                         35,252,605   57,388,777  44,576,579   19,317,220   222,734,856

  Contributions receivable                           303,400      507,064     283,474       -            991,073
  Investment income receivables and other             57,438      155,862      68,711       -            269,431
                                                 ---------------------------------------------------------------

        Total assets                              35,613,443   58,051,703  44,928,764   19,317,220   223,995,360
                                                 ---------------------------------------------------------------

Liabilities:
  Investment acquisition liabilities and other           314          308      -            -             26,569
                                                 ---------------------------------------------------------------


      Net Assets Available for Benefits          $35,613,129  $58,051,395 $44,928,764  $19,317,220  $223,968,791
                                                 ===============================================================
See Notes to Financial Statements.

           SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     For the Year Ended December 31, 1997


                                                          PARTICIPANT DIRECTED FUND INFORMATION
                                                            Entergy         Entergy                                   Equity
                                                          Corporation       Stable                      Equity        Index
                                                             Common         Income       Balanced       Income        Trust
                                                Total         Stock         Fund          Fund           Fund         Fund

Net Assets Available for Benefits -
      Beginning of Year                      $824,480,699  $59,855,025   $261,932,912  $29,950,797    $90,862,666  $35,613,129

Increases:
  Investment income:
    Dividend                                   32,528,347    3,718,726         19,917    1,390,521     11,851,436        2,116
    Interest                                    1,915,633            -              -            -              -            -
    Net realized and unrealized appreciation/
     (depreciation) of investments             91,093,311    4,681,902     15,140,484    4,415,364     14,771,930   13,339,549
                                           -----------------------------------------------------------------------------------
      Total investment income                 125,537,291    8,400,628     15,160,401    5,805,885     26,623,366   13,341,665
                                           -----------------------------------------------------------------------------------
  Employee contributions                       42,463,147    2,431,777     12,261,572    2,814,405      6,799,455    5,030,522
  Employer contributions - net
      of forfeitures                           13,510,237            -              -            -              -            -
                                           -----------------------------------------------------------------------------------

      Total increases                         181,510,675   10,832,405     27,421,973    8,620,290     33,422,821   18,372,187
                                           -----------------------------------------------------------------------------------

Decreases:
  Distributions to withdrawing
      participants                             76,584,804    4,638,032     32,566,522    2,401,391      8,545,481    3,470,414
                                           -----------------------------------------------------------------------------------

      Total decreases                          76,584,804    4,638,032     32,566,522    2,401,391      8,545,481    3,470,414
                                           -----------------------------------------------------------------------------------

 Net increase (decrease) before transfers     104,925,871    6,194,373     (5,144,549)   6,218,899     24,877,340   14,901,773

 Net transfers from affiliated plans          119,876,460    1,060,156      1,989,685      710,316      1,160,538            -
 Net transfers between the funds                        -   (7,349,407)   (24,108,842)   1,263,487      4,731,053   10,710,530
                                           -----------------------------------------------------------------------------------

Net increase (decrease)                       224,802,331      (94,878)   (27,263,706)   8,192,702     30,768,931   25,612,303
                                           -----------------------------------------------------------------------------------
Net Assets Available for Benefits -
      End of Year                          $1,049,283,030  $59,760,147   $234,669,206  $38,143,499   $121,631,597  $61,225,432
                                           ===================================================================================
   See Notes to Financial Statements.


           SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     For the Year Ended December 31, 1997
                                                                                                           NON-PARTICIPANT
                                                                                                               DIRECTED
                                                      PARTICIPANT DIRECTED FUND INFORMATION                FUND INFORMATION
                                                                                                         Entergy       Employee
                                        Blue Chip       New         New      International             Corporation      Stock
                                         Growth       Horizons     Income       Stock    Participants'    Common       Ownership
                                          Fund          Fund        Fund         Fund       Loans         Stock          Plan

Net Assets Available for Benefits -
      Beginning of Year                 $58,051,395  $44,928,764           -            - $19,317,220   $223,968,791            -

Increases:
  Investment income:
    Dividend                                513,832    1,266,823    $146,364     $299,923           -     13,318,689            -
    Interest                                      -            -           -            -   1,915,633              -            -
  Net realized and unrealized appreciation/
    (depreciation) of investments        17,288,444    3,443,191      72,826     (442,321)          -     18,381,942            -
                                        -----------------------------------------------------------------------------------------
      Total investment income            17,802,276    4,710,014     219,190     (142,398)  1,915,633     31,700,631            -
                                        -----------------------------------------------------------------------------------------
  Employee contributions                  7,912,827    4,119,203     327,857      765,529           -              -            -
  Employer contributions - net
      of forfeitures                              -            -           -            -           -     13,510,237            -
                                        -----------------------------------------------------------------------------------------

      Total increases                    25,715,103    8,829,217     547,047      623,131   1,915,633     45,210,868            -
                                        -----------------------------------------------------------------------------------------

Decreases:
  Distributions to withdrawing
      participants                        4,245,878    2,801,089      52,628      221,021     547,762     17,094,586            -
                                        -----------------------------------------------------------------------------------------

      Total decreases                     4,245,878    2,801,089      52,628      221,021     547,762     17,094,586            -
                                        -----------------------------------------------------------------------------------------

Net increase (decrease) before transfers 21,469,225    6,028,128     494,419      402,110   1,367,871     28,116,282            -

 Net transfers from affiliated plans              -    3,247,204           -            -     521,041              - $111,187,520
 Net transfers between the funds          9,180,859    1,060,836   3,396,439    5,310,744   3,443,981     (7,639,680)           -
                                        -----------------------------------------------------------------------------------------

Net increase (decrease)                  30,650,084   10,336,168   3,890,858    5,712,854   5,332,893     20,476,602  111,187,520
                                        -----------------------------------------------------------------------------------------
Net Assets Available for Benefits -
      End of Year                       $88,701,479  $55,264,932  $3,890,858   $5,712,854 $24,650,113   $244,445,393 $111,187,520
                                        =========================================================================================
   See Notes to Financial Statements.




        SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                     Notes to Financial Statements

1.Change in Trustee

   On May 23, 1996, the Entergy Employee Benefits Committee approved the decision to appoint T. Rowe Price Trust Company as the trustee and T. Rowe Price Retirement Plan Services, Inc. as the recordkeeper of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings
   Plan), effective January 1, 1997. As of December 28, 1996, securities within various funds had been converted to cash and temporary cash investments, based on T. Rowe Price's recommendations, in order to transition from one trustee to another in a cost effective manner. On January 2, 1997, cash and temporary cash investments were used to purchase mutual funds by T. Rowe Price Trust Company. The following table represents the conversion for the transfer of funds between trustees.

            Hibernia Funds                       T. Rowe Price Funds

        Entergy Corporation Common Stock     Entergy Corporation Common Stock
        Stable Income Fund                   Entergy Stable Income Fund
        Balanced Fund                        Balanced Fund
        Stock Income Fund                    Equity Income Fund
        Stock Index Fund                     Equity Index Fund
        Stock Growth Fund                    Blue Chip Growth Fund
        Acorn Fund                           New Horizons Fund
        N/A                                  New Income Fund
        N/A                                  International Stock Fund
        Participants' Loans                  Participants' Loans

2. GSU Thrift Plan and Entergy Savings Plan Merger

   On December 31, 1993, Entergy Corporation and Gulf States Utilities Company (Entergy Gulf States) consummated their merger. Entergy Gulf
   States became a wholly owned subsidiary of Entergy Corporation (the Company). On May 5, 1994, the Board of Directors of Entergy Corporation approved the combination of the Entergy Savings Plan and the Gulf States Utilities Company Employees' Thrift Plan (GSU Thrift Plan).

   On January 1, 1995, the non-bargaining employees of Entergy Gulf States began making new contributions to the Entergy Savings Plan. In April 1995, the non-bargaining employees' and inactive participants' assets were transferred from the GSU Thrift Plan to the Entergy Savings Plan. Bargaining unit employees of Entergy Gulf States, except for River Bend Steam Electric Generating Station (River Bend) bargaining employees of Entergy Operations, Inc., joined the Entergy Savings Plan on October 1, 1995 and their assets were transferred in October 1995. The River Bend bargaining unit employees elected to remain in the GSU Thrift Plan. During 1995, the Entergy Savings Plan received $71,777,638 in cash and $39,867,964 in securities from the GSU Thrift Plan. During 1996, the Entergy Savings Plan received the outstanding participants' loan balances from the GSU Thrift Plan for bargaining unit employees of Entergy Gulf States, other than River Bend.

   Effective  December  31, 1997, the GSU Thrift Plan  was  merged  into  the
   Entergy Savings Plan. The merger resulted in the transfer of the remaining assets from the respective funds in the GSU Thrift Plan to similar funds available under the Entergy Savings Plan. The transfer had no effect on participants' benefits. The table below represents the conversion for the transfer of funds from the GSU Thrift Plan to the Entergy Savings Plan:

   From the GSU Thrift Plan                  To the Entergy Savings Plan

Entergy Corporation Common Stock        Entergy Corporation Common Stock
Acorn Fund                              New Horizons Fund
Guardian Fund                           Equity Income Fund
Puritan Fund                            Balanced Fund
Savings Fund                            Entergy Stable Income Fund
Investment Contract Fund                Entergy Stable Income Fund
Participants' Loans                     Participants' Loans

3.Entergy ESOP and Entergy Savings Plan Merger

   Effective December 31, 1997, the Employee Stock Ownership Plan of Entergy Corporation and Subsidiaries (Entergy ESOP) was merged into the Entergy Savings Plan. The transfer had no effect on participants' benefits and no changes were made to the participants' investments. The Entergy Savings Plan was amended on December 12, 1997, as further discussed below, to add certain provisions related to the Entergy ESOP in anticipation of the upcoming merger.

4. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting and present the Statement of Net Assets Available for Benefits with Fund Information and the Statement of Changes in Net Assets Available for Benefits with Fund Information for the Entergy Savings Plan.

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged to net assets in the period the liability arises. Net assets available for benefits as of December 31, 1997 and 1996 and the net increase in net assets available for benefits for the year ended December 31, 1997 differ from that reported in the Form 5500 as follows:

                                             Net Assets Available
                                                 for Benefits
                                           1997                 1996

       As reported herein              $1,049,283,030       $824,480,699
       Accrued benefits payable                     -            (39,300)
                                       --------------       ------------
       To be reported in Form 5500     $1,049,283,030       $824,441,399
                                       ==============       ============

                                     Net Increase in
                            Net Assets Available for Benefits
                                          1997

       As reported herein              $ 224,802,331
       Accrued benefits payable               39,300
                                       -------------
       To be reported in Form 5500     $ 224,841,631
                                       =============

   The Entergy Savings Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   As discussed in Notes 2 and 3 above, the GSU Thrift Plan and the Entergy ESOP were merged into the Entergy Savings Plan on December 31, 1997. However, Hibernia National Bank, as the former trustee for the GSU Thrift Plan, did not transfer the assets of the GSU Thrift Plan to the trustee for the Entergy Savings Plan until January 1, 1998. As the merger was effective December 31, 1997, these assets are presented on the statement of net assets available for benefits as of December 31, 1997 as "investments held by prior trustee" and are comprised of the following:

   Investments                                        Cost      Current Value

   Cash and temporary cash investments           $  1,756,512     $  1,610,704
   Entergy Corporation Common Stock                   805,318        1,018,504
   Mutual Funds:
        Acorn Investment Trust - Acorn Fund         2,494,920        1,819,827
        American Express Trust Fund                   714,829          714,233
   Participants' Loans                                      -          521,041

   These investments are included on the Schedule of Assets Held for Investment Purposes (Item 27a) as of December 31, 1997 in Entergy Savings Plan's Form 5500.

   Interest and Dividend Income: Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investments: Cash equivalents are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Purchases and sales of securities are accounted for on the trade date.

   The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except the assets of a SIC are placed in a trust with ownership by the Entergy Savings Plan and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Entergy Savings Plan assets placed in the trust. The fair value of the SIC assets in trust at December 31, 1997 is $149,791,203. Listed below are the GICs and SICs as of December 31, 1997.

   Guaranteed investment contracts:
                                                                   Contract
                                                 Interest Rate       Value
   STABLE INCOME FUND:
   New York Life Insurance Company                   6.30%         $4,048,498
   Life of Virginia Insurance Company                6.50%          6,282,864
   Pacific Mutual Insurance Company                  6.28%          7,006,462
   Protective Life Insurance Company                 6.49%          5,848,884
   Protective Life Insurance Company                 6.60%          5,322,539
   Protective Life Insurance Company                 6.30%          6,274,231
   Security Life of Denver                           6.26%          7,624,040
   Security Life of Denver                           5.90%          8,249,828
   Transamerica Life Insurance and Annuity Company   6.48%          6,197,209
                                                                  -----------
        Total guaranteed investment contracts                     $56,854,555
                                                                  ===========
   Synthetic investment contracts:
                                                                    Contract
                                                 Interest Rate        Value
   STABLE INCOME FUND:
   Caisse des Depots et Consignations Investment
        Management Corporation                       6.49%        $21,030,627
   Commonwealth Life Insurance Company               6.73%         42,734,500
   Rabobank Nederland                                6.20%         42,339,134
   Transamerica Life Insurance and Annuity Company   6.60%         42,693,837
                                                                 ------------
        Total synthetic investment contracts                     $148,798,098
                                                                 ============

   The carrying value of loans to participants approximates fair value.

   Tax status: The Entergy Savings Plan obtained its latest determination letter on March 26, 1997, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Entergy Savings Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits with Fund Information and the Statement of Changes in Net Assets Available for Benefits with Fund Information. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 1997 financial statements.

   Concentration of credit risk: The Entergy Savings Plan invests in GICs and SICs which are subject to credit risk with respect to the insurance companies. The potential credit risk of the GICs as of December 31, 1997 is $56,854,555. The potential credit risk for the SICs represents the amount  by  which  the contract value exceeds the fair value  of  the  SIC assets in the trust. As of December 31, 1997, the fair value of the SIC assets in the trust exceeded the contract value and no potential credit risk existed. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.

5. Summary of Entergy Savings Plan Provisions

   The following description of the Entergy Savings Plan is provided for general information purposes only. Entergy Savings Plan participants should refer to the Entergy Savings Plan document for a more complete description of the Entergy Savings Plan's provisions.

   General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries subject to the provisions of ERISA. The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information. Subsequent to the December 12, 1997 plan amendment and the mergers of the GSU Thrift Plan and the Entergy ESOP into the Entergy Savings plan effective December 31, 1997, the Entergy Savings Plan constitutes two plans qualified under Internal Revenue Code Section 401 as follows:

   - A Profit Sharing Plan which is a defined contribution plan and consists of an Employee After-Tax Account, Employee Tax Deductible Account, Deferral Account, Company Match Account, Rollover Account, Loan Account, and Forfeiture Account; and

   - An Employee Stock Ownership Plan (ESOP) which is a defined contribution plan and consists of a non-participant directed Entergy Corporation Common Stock Account, an After Tax Entergy Tax Credit ESOP Account and a Before Tax Entergy Tax Credit ESOP Account. The ESOP portion of the plan is designed to invest primarily in Entergy Corporation Common Stock.

   Eligibility: At December 31, 1997, the Profit Sharing Plan was available to all employees of Entergy Corporation and its subsidiary companies (System) who satisfy a six-month System service requirement.

   The ESOP is available to all System employees. Employees become eligible to participate the day on which the earlier of the following occurs: (a) the end of the 12-month period following commencement of employment during which the employee performs 1,000 or more hours of service; or (b) the completion of 1,000 hours of service by the employee in a 12-month period measured from the anniversary date of commencement of employment. However, as a result of the Company fully utilizing all of its investment tax credits during the year ended December 31, 1997, there will be no future enrollments of eligible employees in the ESOP.

   Contributions: Profit Sharing Plan Contributions made by or on behalf of participants are deposited with T. Rowe Price as Trustee for the Entergy Savings Plan. Participants may elect to contribute, through payroll deductions, one to six percent of their base salary (basic). The employing System company will make matching contributions to the Entergy Savings Plan in an amount equal to fifty percent of a participant's basic contribution (matching). Participants may contribute an additional one to ten percent of their base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1997 401(k) contribution was $9,500 per participant.

   The Entergy Savings Plan provides that certain taxable amounts received by an employee which originated from an employee benefit plan qualified under Section 401(a) of the Code may be accepted under the Entergy Savings Plan as rollover contributions (Rollover). Prior to January 1, 1987, the Entergy Savings Plan accepted tax-deductible (IRA-type) contributions as System Individual Retirement Account (SIRA) contributions and continues to maintain such accounts under the Entergy Savings Plan until distribution.

   ESOP Contributions are accrued based on the expected utilization of additional investment tax credits in the applicable Federal income tax return of Entergy Corporation and its subsidiaries and on expected voluntary participant contributions. The Company made no contributions during 1997. The ESOP invests the contributions and any income thereon in shares of Entergy Corporation common stock. Participants are fully vested immediately in their account balances. However, as a result of the Company fully utilizing all of its investment tax credits; there will be no future contributions to the ESOP.

   Investments: Matching contributions related to the Profit Sharing Plan made on behalf of participants are invested by the Trustee in the non-participant directed Entergy Corporation Common Stock Fund. Participant contributions are invested as directed by participants in accordance with the Profit Sharing Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   Effective March 1996, a new diversification feature was added to the Entergy Savings Plan. Under the Entergy Savings Plan, Company-matching contributions are invested in Entergy common stock and generally can not be moved to other Entergy Savings Plan investment funds. However, the new diversification feature allows participants to transfer a portion of their matching contributions into other Entergy Savings Plan investment funds if they are at least 55 years of age and have 10 years of participation in the Entergy Savings Plan. Years of participation in the GSU Thrift Plan also count for this purpose.

   The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

   Upon enrollment in the Profit Sharing Plan, a participant may direct contributions to any of the following funds. The investment strategies and objectives of the funds are detailed below.

          Entergy Corporation Common Stock Fund - Funds are invested in common stock of Entergy Corporation.

          Entergy Stable Income Fund - Funds are invested in high-quality, fixed-income securities, stable value portfolios, and investment contracts with insurance companies. These investment contracts offer a specified annual interest rate over a stated period of time. Investments in the Entergy Stable Income Fund include SICs, as well as high quality GICs.

          Balanced Fund - Funds are invested in a mix of common stocks, fixed-income securities, and cash reserves for the purpose of capital appreciation, current income, and preservation of capital.

          Equity Income Fund - Funds are invested in the common stocks of large, well-established companies that pay above-average dividends and have the potential for increased dividends for the purpose of capital appreciation and a high level of income.

          Equity Index Fund - Funds are primarily invested in the portfolio of common stocks that make up the Standard & Poor's 500 Composite Stock Index (S&P Index). The objective of these investments is to provide long-term capital appreciation equivalent to the performance of the S&P Index.

          Blue Chip Growth Fund - Funds are invested in the common stocks of large, well-established companies with favorable long-term growth potential. Current income is a secondary objective.

          New Horizons Fund - Funds are invested in emerging growth companies still in the early stages of their life cycle which are expected to grow more rapidly than the economy as a whole. Investments are made with the objective of long-term capital growth.

          New Income Fund - Funds are invested primarily in marketable debt securities with the objective of providing the highest level of income while preserving capital over time.

          International Stock Fund - Funds are invested in well-established, non-U.S. companies for the purpose of long-term growth of capital and income. The fund's share price will fluctuate with changes in market, political, economic, and foreign currency exchange conditions.

   As of December 31, 1997, the Entergy Savings Plan had the following number of participants in each investment option:

                                                Number of
                                               Participants

           Entergy Corporation Common Stock        2,933
           Stable Income Fund                      7,409
           Balanced Fund                           2,798
           Equity Income Fund                      5,211
           Equity Index Fund                       3,951
           Blue Chip Growth Fund                   5,062
           New Horizons Fund                       3,389
           New Income Fund                           436
           International Stock Fund                  893
           Participants' Loans                     3,291
           Entergy Corporation Common Stock ESOP  11,093

   Administrative Expenses: All costs and expenses of administering the Profit Sharing Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures of the Profit Sharing Plan and then by the Company.

   The Entergy Savings Plan provisions related to the ESOP require the Company to absorb all administrative costs of the investment tax credit based contributions of the ESOP, but allows the Company to reduce its contributions or dividends by, or recover from the ESOP, the amount of such costs equal to the lesser of (1) $100,000 or (2) the sum of 10% of the first $100,000 of dividends paid to the ESOP and 5% in excess of $100,000. Unless the Company contributes an amount to cover administration expenses for the non-tax based contributions of the ESOP, expenses are to be paid out of the assets thereof.

   Vesting: Amounts contributed by participants in the Profit Sharing Plan are fully vested at all times. Profit Sharing Plan participants become fully vested in the matching account upon completion of five years of System service except for all Entergy Gulf States employees who were eligible to participate in the GSU Thrift Plan and who transferred into the Entergy Savings Plan on January 1, 1995 or December 31, 1997. These employees were immediately vested in all past and future matching contributions. See Note 2 for a discussion of the GSU Thrift Plan and the Entergy Savings Plan merger.

   Amounts contributed to the ESOP by participants and the Company are fully vested at the time of deposit.

   Entergy Savings Plan termination: Although it has not expressed any intent to do so, the System has the right under the Entergy Savings Plan to discontinue its contributions at any time and to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event of a plan termination, participants would receive the total value of their accounts, determined as of the date of termination.

   In-Service withdrawals: While employed, participants of the Profit Sharing Plan may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions after-tax, Rollover, and SIRA accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a ten percent premature distribution tax unless the participant is age 59-1/2 or older. The Profit Sharing Plan also has a financial hardship withdrawal provision.

   Effective January 1, 1995, the dividend pass through feature was added to the Profit Sharing Plan allowing eligible participants to either receive a cash distribution of their Entergy Corporation common stock dividends held in the non-participant directed Entergy Corporation Common Stock Fund or reinvest it in the Profit Sharing Plan. Eligible participants include all participants who are fully vested in their balance in the non-participant directed Entergy Corporation Common Stock Fund.

   While   employed,  participants  of  the  ESOP  may,  with   certain
   restrictions,  withdraw  a  portion  of  their  account  after   the
   participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of Plan participation. The amount of in-service withdrawal is limited by provisions of the Internal Revenue Code of 1986, as amended (the
   Code), applicable to the Plan and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

   Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

   Distributions upon separation from service: Upon leaving a System company, participants of the Profit Sharing Plan become eligible to receive a single-sum distribution of the entire vested value of the Profit Sharing Plan accounts. There are certain provisions regarding deferral of distributions, installment distributions for certain retirees and disabled participants, minimum account balances, and mandatory distributions.

   Upon leaving a System company, participants of the ESOP become eligible to receive a single-sum distribution of the entire share balance of their ESOP account, with certain additional provisions regarding distribution deferral of account balances in excess of $3,500 and mandatory distribution upon attaining age 70-1/2. Generally, there are tax consequences associated with receiving a distribution from the Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Internal Revenue Code Sections 401(a) or 408(a). Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax. Distributions from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

   Asset value per unit: The number of units and net asset value per unit for the funds as of December 31, 1997 and December 31, 1996 were as follows:

                                      1997        1996  (2)
          Entergy Corporation Common Stock:
          Number of Units (1)      10,104,099   10,208,842
          Net Asset Value per unit     $30.11       $27.80

          Stable Income Fund:
          Number of Units          23,526,386   45,390,434
          Net Asset Value per unit      $9.97        $5.77

          Balanced Fund:
          Number of Units           2,677,989   21,644,851
          Net Asset Value per unit     $14.24        $1.38

          Equity Income Fund:
          Number of Units           5,254,182    8,999,982
          Net Asset Value per unit     $23.15       $10.10

          Equity Index Fund:
          Number of Units           2,466,104   22,478,489
          Net Asset Value per unit     $24.83        $1.58

          Blue Chip Growth Fund:
          Number of Units           3,662,491   35,878,105
          Net Asset Value per unit     $24.22        $1.62

          New Horizons Fund:
          Number of Units           3,959,355   30,510,644
          Net Asset Value per unit     $13.96        $1.47

          New Income Fund:
          Number of Units             428,014          N/A
          Net Asset Value per unit      $9.09          N/A

          International Stock Fund:
          Number of Units             424,254          N/A
          Net Asset Value per unit     $13.47          N/A

          Entergy Corporation Common Stock ESOP:
          Number of Units           3,713,988          N/A
          Net Asset Value per unit     $29.94          N/A

(1) - Number of units as of December 31, 1997 in the Entergy Corporation Stock Fund includes 34,021 shares which are reflected as Investments held by prior trustee in the 1997 Statement of Net Assets Available for Plan Benefits with Fund Information.

(2) - See Note 2 for prior year fund mapping.


   Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $183,115,680 at December 31, 1997.

   Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to the Profit Sharing Plan Forfeiture Account. Contributions forfeited for the year ended December 31, 1997 were $123,748.

   Entergy Savings Plan amendments: The Entergy Savings Plan was amended on December 12, 1997 to add certain provisions related to the Entergy ESOP which was merged into the Entergy Savings Plan effective December 31, 1997. See Note 3 for a discussion of the Entergy ESOP and Entergy Savings Plan merger and Note 5 herein for a discussion of the provisions added by the amendment.

   Other:    The   following  represents  investments  in   excess   of
   five percent of the current value of net assets available for benefits as of December 31, 1997 and 1996:

Investment                               December 31, 1997  December 31, 1996

Cash and temporary cash investments                    -     $243,544,633
Entergy Corporation Common Stock            $301,472,957     $282,019,260
Equity Index trust fund                      $61,110,045                -
Mutual Funds:
   Equity Income Fund                       $120,337,455                -
   Blue Chip Growth Fund                     $88,522,409                -

   The following represents investments at cost as of December 31, 1997 and 1996:

   Investment                                         December 31, 1997   December 31, 1996
   Cash and temporary cash investments                     $28,067,680       $243,544,633
   Entergy Corporation Common Stock                       $321,682,911       $198,330,470
   Mutual Funds:
        Balanced Fund                                      $33,480,221                  -
        Equity Income Fund                                $107,185,854                  -
        Blue Chip Growth Fund                              $72,787,698                  -
        New Horizons Fund                                  $48,691,239                  -
        New Income Fund                                     $3,813,104                  -
        International Stock Fund                            $6,151,424                  -
   Equity Index Trust Fund                                 $49,269,678                  -
   Other equity securities                                           -        $99,573,945
   Fixed Income Securities:
        U.S. Treasury and government agency securities               -         $7,883,395
        Guaranteed investment contracts                    $56,854,555        $12,311,107
        Synthetic investment contracts                    $145,725,781       $118,316,665
        American Express Trust Fund                                  -        $12,981,235
        Other corporate securities                                   -         $3,020,028
   Investments held by prior trustee:
        Cash and temporary cash investments                 $1,756,512                  -
        Entergy Corporation Common Stock                      $805,318                  -
        Mutual Funds:
             Acorn Investment Trust - Acorn Fund            $2,494,920                  -
             American Express Trust Fund                      $714,829                  -



                        SUPPLEMENTAL SCHEDULES

           SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
        Item 27a - Schedule of Assets Held for Investment Purposes
                           December 31, 1997

                   E.I.N. 72-1229752 (Plan No. 003)

                                                                                Number                         Current
Description                                                                   of Shares         Cost            Value
Cash and temporary cash investments                                              N/A           $29,824,192    $29,824,192
                                                                                              ============   ============
EQUITY SECURITIES:
       Entergy Corporation common stock, $.01 par *                           13,818,087      $322,488,229   $413,678,981
                                                                              ==========      ============   ============

MUTUAL FUNDS:
       Balanced Fund *                                                        2,259,499       $33,480,221    $37,372,119
       Equity Income Fund *                                                    4,615,936       107,185,854    120,337,455
       Blue Chip Growth Fund *                                                 3,662,491        72,787,698     88,522,409
       New Horizons Fund *                                                     2,228,065        48,691,239     51,913,913
       New Income Fund *                                                         428,014         3,813,104      3,882,083
       International Stock Fund *                                                424,254         6,151,424      5,693,489
       Acorn Investment Trust - Acorn Fund                                       182,317         2,494,920      3,094,502
       American Express Trust Fund                                                17,444           714,829        789,072
                                                                              ----------      ------------   ------------
            TOTAL MUTUAL FUNDS                                                13,818,020      $275,319,289   $311,605,042
                                                                              ==========      ============   ============

COMMON TRUST FUND:
       Equity Index Trust Fund                                                 2,466,104       $49,269,678    $61,110,045
                                                                              ==========      ============   ============

ENTERGY STABLE INCOME FUND:

                                                                     Interest  Maturity
       Guaranteed Investment Contracts (GICs):                          Rate     Date
          New York Life Insurance Company                               6.30%   12/27/00        $4,048,498     $4,048,498
          Life of Virginia Insurance Company                            6.50%   12/22/98         6,282,864      6,282,864
          Pacific Mutual Insurance Company                              6.28%    3/17/99         7,006,462      7,006,462
          Protective Life Insurance Company                             6.49%    3/15/00         5,848,884      5,848,884
          Protective Life Insurance Company                             6.60%    3/20/01         5,322,539      5,322,539
          Protective Life Insurance Company                             6.30%    6/24/98         6,274,231      6,274,231
          Security Life of Denver                                       6.26%    9/23/98         7,624,040      7,624,040
          Security Life of Denver                                       5.90%    3/18/98         8,249,828      8,249,828
          Transamerica Life Insurance and Annuity Company               6.48%   12/24/99         6,197,209      6,197,209
                                                                                              ------------   ------------
              Total GICs                                                                       $56,854,555    $56,854,555
                                                                                              ------------   ------------

       Synthetic Investment Contracts (SICs):
         Caisse des Depots et Cosignations Investment
            Management Corporation SIC Assets:
            Government obligations:
                 Federal Home Loan Mortgage Corporation                 6.83%    8/15/25       $17,203,462    $17,359,271
                 GNMA GTD REMIC                                         6.75%    1/16/23         1,527,555      1,565,098
                 FNMA Pool 391277                                       6.77%     1/1/27           936,199        979,729
                                                                                              ------------   ------------
         Total Caisse des Depots et Cosignations Investment
            Management Corporation SIC Assets:                                                 $19,667,216    $19,904,098
                                                                                              ============   ============
          Rabobank Nederland SIC Assets:
            Money market funds:
                 STATE STREET SHORT TERM                                                           $66,716        $66,716

            Non-government obligations:
                 ABBEY NATIONAL MTN                                     6.69%   10/17/05        $  311,220       $306,733
                 ALLTEL CORP DEB                                        6.75%    9/15/05           277,150        281,528
                 AMERICAN HOME PRODUCTS                                 7.70%    2/15/00           316,050        317,538
                 ANZ BANKING GR                                         7.55%    9/15/06           499,240        538,920
                 AT&T CORP NT                                           7.00%    5/15/05           321,180        314,980
                 BANKAMERICA CORP                                      10.00%     2/1/03           571,705        598,418
                 BHP FINANCE USA                                        7.88%    12/1/02           392,273        400,351
                 CHASE MANHATTAN SUB NT                                 7.13%    6/15/09           516,110        519,823
                 COX COMMUNICATION NEW NT                               6.38%    6/15/00           497,455        502,407
                 DAIMLER BENZ NO AMER MTN                               7.38%    9/15/06           510,885        545,043
                 DEAN WITTER DISCVR NTS                                 6.00%     3/1/98           596,040        612,138
                 FARMERS INS EXCH 144A                                  8.50%     8/1/04           543,545        567,288
                 FORD MOTOR CREDIT CORP                                 6.63%    6/30/03           496,480        507,017
                 GMAC NOTE                                              5.63%     2/1/99           488,370        509,064
                 HELLER FINANCIAL INC NTS                               6.44%    10/6/02           498,200        504,430
                 INGERSOLL-RAND CO                                      6.26%    2/15/01         1,000,000      1,008,121
                 INTL LEASE FIN CORP NT                                 5.75%    1/15/99           492,405        511,602
                 KANSALLIS-OSAKE-PANKKI                                10.00%     5/1/02           566,925        576,528
                 LEHMAN BROS HLDGS MTN                                  7.00%    5/24/00           499,585        521,447
                 LIBERTY MUTUAL INS 144A                                8.20%     5/4/07           536,300        560,617
                 MET LIFE 144A SURPLUS NT                               6.30%    11/1/03           484,235        500,605
                 MORGAN STANLEY GROUP NTS                               9.38%    6/15/01           542,145        548,753
                 NATIONWIDE MUTUAL LIFE                                 6.50%    2/15/04           495,100        514,448
                 NATL RURAL UTIL NTS                                    6.38%   10/15/04         1,003,480      1,015,198
                 PACIFIC GAS & ELECTRIC CO                              7.88%     3/1/02           529,425        534,741
                 PENNEY JC & CO NT                                      7.60%     4/1/07           498,195        548,125
                 PHILIP MORRIS                                          6.80%    12/1/03           498,670        508,543
                 PUBLIC SERVICE ELECTRIC & GAS                          8.88%     6/1/03           414,221        419,717
                 SANTANDER FIN ISS LTD                                  7.00%     4/1/06           498,390        519,845
                 SEARS ROEBUCK ACCEP CORP                               6.75%    9/15/05           300,192        311,795
                 SOUTHERN CAL EDISON                                    6.38%    1/15/06           496,380        514,108
                 SOUTHWEST AIR DEB                                      8.75%   10/15/03           109,269        113,325
                                                                                              ------------   ------------
            Subtotal non-government obligations:                                               $15,800,820    $16,253,196

            Government obligations:
                 FED FARM CREDIT BANK MTN                               8.80%    1/31/02          $326,016       $342,839
                 FED HOME LOAN MTG                                      6.55%    4/19/99         5,969,417      5,993,549
                 FNMA                                                   8.90%    6/12/00         2,773,047      2,666,818
                 FNMA MTN                                               5.82%    12/5/00           979,766      1,003,893
                 FEDERAL HOME LOAN BANKS                                7.56%    2/27/02         4,826,250      4,887,823
                 GNMA II 002359M                                        7.00%    1/20/27         1,064,131      1,090,008
                 GNMA I 392442X                                         8.00%    7/15/24            84,254         87,458
                 GNMA I 403923X                                         8.00%    7/15/24           456,564        473,926
                 GNMA I 414564X                                         7.50%    8/15/25           417,518        427,869
                 GNMA I 416123X                                         7.50%    1/15/26           311,088        325,640
                 GNMA I 317516X                                         8.50%    2/15/22           177,263        181,081
                 GNMA I 317696X                                         8.50%    2/15/22           228,761        233,688
                 GNMA I 336918X                                         8.50%   12/15/22           279,991        286,021
                 GNMA I 421739X                                         7.50%    6/15/26           397,761        418,088
                 GNMA I 424000X                                         7.50%    9/15/26           348,492        366,302
                 GNMA I NEW 387187X                                     6.50%    2/15/24           799,563        825,695
                 U.S. TREASURY BONDS                                    8.75%   11/15/08           569,531        569,765
                 U.S. TREASURY NOTES                                    6.38%    8/15/02         2,539,766      2,624,649
                 U.S. TREASURY NOTES                                    6.13%    9/30/00         3,513,164      3,591,417
                                                                                              ------------   ------------
            Subtotal government obligations:                                                   $26,062,343    $26,396,529
                                                                                              ------------   ------------

          Total Rabobank Nederland SIC Assets:                                                 $41,929,879    $42,716,441
                                                                                              ============   ============
          Commonwealth Life Insurance Company and Transamerica Life
              Insurance and Annuity Company SIC Assets (1):
            Money market funds:
                 STATE STREET SHORT TERM                                                           $26,109        $26,109

            Non-government obligations:
                 ABN AMRO BK SUB NT                                     7.13%    6/18/07          $517,915       $524,021
                 ALLTEL CORP DEB                                        6.75%    9/15/05           698,006        709,033
                 ARISTAR INC SR NT                                      6.30%    7/15/00           980,950      1,030,540
                 BANC ONE CORP                                          7.60%     5/1/07         1,063,880      1,087,537
                 BANCBOSTON CORP                                        7.00%    9/15/07         1,019,990      1,052,667
                 BAXTER INTERNATIONAL INC                               9.50%    6/15/08         1,222,290      1,229,562
                 BHP FINANCE USA                                        5.63%    11/1/00           956,850        993,465
                 BK OF NY                                               7.78%    12/1/26           771,975        784,345
                 BOEING CO DEB                                          8.75%    8/15/21         1,136,010      1,286,096
                 CITIZENS UTILITY DEB                                   7.00%    11/1/25           933,110      1,039,407
                 COX COMMUNICATION NEW NT                               6.38%    6/15/00           497,455        502,407
                 DAIMLER BENZ NO AMER MTN                               7.38%    9/15/06         1,021,770      1,090,085
                 ELI LILLY & CO NT                                      7.13%     6/1/25           933,470      1,071,168
                 FORD MOTOR CREDIT CORP                                 6.63%    6/30/03           992,960      1,014,034
                 GMAC                                                   9.38%     4/1/00         1,062,750      1,087,578
                 GOLDMAN SACHS GR LP                                    6.38%    6/15/00           490,370        505,047
                 GTE CALIFORNIA DEB                                     6.70%     9/1/09           981,140      1,030,783
                 HOUSTON LTG & PWR                                      9.15%    3/15/21         1,141,340      1,288,512
                 LEHMAN BROS BLDGS MTN                                  9.17%    2/28/02         1,095,240      1,133,872
                 LIBERTY MUTUAL INS                                     8.20%     5/4/07         1,072,600      1,121,233
                 MATTEL INC NT                                          6.75%    5/15/00         1,172,603      1,199,387
                 MERRILL LYNCH NOTES                                    6.25%   10/15/08           971,340        990,624
                 NATIONWIDE MUTUAL LIFE                                 7.50%    2/15/24           935,820      1,036,683
                 PENNEY JC & CO NT                                      7.60%     4/1/07           996,390      1,096,250
                 PHILIP MORRIS COS INC                                  7.25%    9/15/01           798,080        836,718
                 PUB SVE ELEC & GAS CO FMG                              6.25%     1/1/07           984,740      1,022,210
                 SANTANDER FIN ISSUE LTD                                6.38%    2/15/11           944,230        992,253
                 SEARS ROEBUCK ACCEP CORP                               6.75%    9/15/05         1,000,640      1,039,315
                 TRANSAMERICA FIN SUB NTS                               6.75%    1/15/98           605,700        618,759
                 ZURICH REINS CENTRE BLDG                               7.13%   10/15/23           989,667      1,090,573
                                                                                              ------------   ------------
            Subtotal non-government obligations:                                               $27,989,281    $29,504,164

            Government obligations:
                 FED HOME LOAN MTG                                      6.55%    4/19/99        $3,769,086     $3,784,323
                 FNMA                                                   8.10%    8/12/19         2,275,625      2,488,170
                 FNMA                                                   8.90%    6/12/00         1,333,125      1,280,073
                 FEDERAL HOME LOAN BANKS                                7.56%    2/27/02         4,611,750      4,670,586
                 FHLM                                                   6.00%    8/15/07           964,375        989,347
                 FICO STRIP PRN                                         0.00%     8/3/18         1,201,995      1,267,200
                 GNMA 780531X                                           8.00%    3/15/12           921,120        926,615
                 GNMA II 002359M                                        7.00%    1/20/27         1,183,023      1,211,781
                 GNMA II 002433M                                        8.00%    5/20/27           970,962        987,501
                 GNMA 344570X                                           6.00%   12/15/23           221,248        229,642
                 GNMA 354710X                                           6.00%   12/15/23           245,192        254,495
                 GNMA 357966X                                           6.00%   12/15/23           303,263        314,769
                 GNMA 359638X                                           6.00%   12/15/23           186,527        193,604
                 GNMA 359978X                                           6.00%    1/15/24           106,148        110,174
                 GNMA 372951X                                           6.00%    1/15/24           185,985        193,041
                 GNMA 375103X                                           6.00%    4/15/24           201,854        209,512
                 GNMA 381437X                                           6.00%    1/15/24           258,335        268,136
                 GNMA 405597X                                           8.00%    3/15/26            50,944         52,724
                 GNMA 314529X                                           6.00%    1/15/24           314,142        326,061
                 GNMA 780006X                                           8.50%   11/15/24           403,016        411,213
                 GNMA 780162X                                           8.50%    6/15/25           562,778        572,542
                 GNMA I 344710X                                         8.50%    2/15/23            40,109         40,973
                 GNMA I 349384X                                         7.50%    6/15/23            74,824         76,842
                 GNMA I 353245X                                         8.50%    4/15/23            32,518         33,219
                 GNMA I 354361X                                         7.50%    4/15/23            87,148         89,497
                 GNMA I 365444X                                         7.50%    9/15/25            41,997         43,038
                 GNMA I 366144X                                         8.00%    7/15/25           344,057        349,052
                 GNMA I 372172X                                         9.00%   11/15/24            24,062         24,743
                 GNMA I 387064X                                         8.00%    7/15/25           603,346        612,105
                 GNMA I 390328X                                         8.50%    2/15/25           210,813        214,470
                 GNMA I 390625X                                         9.00%    6/15/24            43,700         44,939
                 GNMA I 390628X                                         9.00%    7/15/24            47,152         48,488
                 GNMA I 391605X                                         8.00%    5/15/24           582,901        605,067
                 GNMA I 393816X                                         7.50%    7/15/25            30,642         31,402
                 GNMA I 394224X                                         8.00%    4/15/25            20,582         21,342
                 GNMA I 394783X                                         8.00%    7/15/25            17,143         17,392
                 GNMA I 400883X                                         8.00%    7/15/25         1,080,246      1,095,928
                 GNMA I 402013X                                         9.00%   12/15/24            82,689         85,032
                 GNMA I 402149X                                         8.00%    7/15/25           239,217        242,693
                 GNMA I 407187X                                         8.00%    4/15/25           699,884        725,633
                 GNMA I 408788X                                         7.00%    8/15/25         1,094,533      1,124,125
                 GNMA I 409485X                                         8.00%    7/15/25           188,651        191,390
                 GNMA I 409511X                                         7.50%    9/15/25            43,404         44,480
                 GNMA I 409912X                                         8.00%    7/15/25           743,857        754,656
                 GNMA I 409924X                                         7.00%    8/15/25         1,069,450      1,098,363
                 GNMA I 412044X                                         8.00%    7/15/25            72,448         73,500
                 GNMA I 412478X                                         7.50%    8/15/25           367,118        385,336
                 GNMA I 413401X                                         8.00%    7/15/25           172,232        174,732
                 GNMA I 418828X                                         7.50%   10/15/25           705,904        723,404
                 GNMA I 418836X                                         7.50%   10/15/25           744,740        763,203
                 GNMA I 419341X                                         7.50%   12/15/25           278,045        291,842
                 GNMA I 421168X                                         7.50%    2/15/26           317,870        335,501
                 GNMA I 312859X                                         8.50%    1/15/22           234,255        239,300
                 GNMA I 318023X                                         8.50%    5/15/22           312,772        319,508
                 GNMA I 320837X                                         8.50%    4/15/22           314,326        321,095
                 GNMA I 323079X                                         8.50%    5/15/22           308,516        315,160
                 GNMA I 339175X                                         8.50%    1/15/23            31,433         32,120
                 GNMA I 340414X                                         8.50%   12/15/22           305,414        311,991
                 GNMA I 341924X                                         8.50%    5/15/23            45,702         46,686
                 GNMA I 342527X                                         7.50%    2/15/23            31,993         32,855
                 GNMA I 342841X                                         8.50%   12/15/22           408,629        417,430
                 GNMA I 342846X                                         9.00%    1/15/23           199,143        205,121
                 GNMA I 780029X                                         9.00%   11/15/24           544,919        560,360
                 GNMA I 372358X                                         7.50%    6/15/26           222,436        234,774
                 GNMA I 423558X                                         7.50%    5/15/26           304,866        321,776
                 GNMA I 423781X                                         7.50%    5/15/26           253,935        268,020
                 GNMA I 400102X                                         7.00%    2/15/26           441,284        471,497
                 GNMA I 417290X                                         7.00%    3/15/26            83,117         88,808
                 GNMA I 421473X                                         7.00%    6/15/26           455,132        486,293
                 GNMA I 422305X                                         7.00%    2/15/26            85,857         91,735
                 GNMA I 437983X                                         7.50%   11/15/26           544,342        555,465
                 GNMA I 429541X                                         7.50%   10/15/26           218,851        223,323
                 GNMA I 429164X                                         7.50%    8/15/26           734,096        749,095
                 GNMA I NEW 347713X                                     6.50%    1/15/24           220,598        227,808
                 GNMA I NEW 355015X                                     6.50%    1/15/24            76,076         78,562
                 GNMA I NEW 364488X                                     6.50%    1/15/24           344,669        355,934
                 GNMA I NEW 366710X                                     6.50%    2/15/24           995,047      1,027,569
                 GNMA I NEW 375870X                                     6.50%    3/15/24            86,221         89,039
                 GNMA I NEW 376894X                                     6.50%    3/15/24         1,135,671      1,172,789
                 GNMA I NEW 387187X                                     6.50%    2/15/24           423,497        437,339
                 US TREASURY NOTES                                      7.50%   11/15/01         1,968,281      2,032,805
                 US TREASURY NOTES                                      6.38%    8/15/02         2,647,813      2,710,371
                 US TREASURY NOTES                                      7.25%    5/15/04         1,793,469      1,850,676
                 US TREASURY NOTES                                      6.13%    9/30/00         9,969,161     10,261,191
                                                                                              ------------   ------------
            Subtotal government obligations:                                                   $56,113,296    $57,640,391

            Total Commonwealth Life Insurance Company and Transamerica Life                   ------------   ------------
              Insurance and Annuity Company SIC Assets (1)                                     $84,128,686    $87,170,664
                                                                                              ------------   ------------

          Grand total SIC Assets                                                              $145,725,781   $149,791,203
                                                                                              ------------
          Issuing agent's gain on guarantee of SICs (wrapper)                                                   ($993,105)
                                                                                                             ------------
                  Contract value of SICs                                                                     $148,798,098
                                                                                                             ------------
             TOTAL ENTERGY STABLE INCOME FUND GICs & SICs                                     $202,580,336   $205,652,653
                                                                                              ============   ============

Loans to participants (Bearing interest rates of prime +1% with terms                                  N/A    $24,650,113
  of up to 20 years)                                                                          ============   ============


Total Assets Held for Investment Purposes                                                     $879,481,724 $1,046,521,026
                                                                                              ============ ==============

(1) Commonwealth Life Insurance Company and Transamerica Life Insurance and Annuity Company jointly issued SIC wrappers over 50% of the Entergy
    Lehman Aggregate Managed SIC.


* Denotes a party-in-interest to the Entergy Savings Plan


        SAVINGS PLAN OF ENTERGY CORPORATION AND SUDSIDIARIES
          ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                For the Year Ended December 31, 1997

                  E.I.N. 72-1229752 (Plan No. 003)

                                                                        Selling or
                                           Number of      Purchase       Redemption
Description                              Transactions       Price          Price         Cost      Gain/(Loss)
Purchase Transactions:
Entergy Corporation Common Stock *                 131  $249,359,623
Entergy Stable Income Fund *                        72  $274,135,221
Equity Index Trust Fund *                          168   $53,525,678
New Horizons Fund *                                121   $56,917,681
Balanced Fund *                                    129   $37,704,781
Equity Income Fund *                               134  $114,981,758
Blue Chip Growth Fund *                            160   $76,353,968

Selling Transactions:
Entergy Corporation Common Stock *                 331                  $36,752,715 $30,900,843   $5,851,872
Entergy Stable Income Fund *                       161                  $56,812,653 $55,440,946   $1,371,707
Equity Index Trust Fund *                           64                   $5,432,882  $5,074,516     $358,366
New Horizons Fund *                                110                   $8,448,520  $8,318,263     $130,257
Balanced Fund *                                    103                   $4,749,277  $4,515,840     $233,437
Equity Income Fund *                                97                   $9,471,791  $8,786,833     $684,959
Blue Chip Growth Fund *                             72                   $5,120,011  $4,622,002     $498,009

*  Denotes a party-in-interest to the Entergy Savings Plan

                               SIGNATURE


      The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SAVINGS PLAN OF ENTERGY
                                   CORPORATION AND SUBSIDIARIES


                                   By:  /s/ Richard N. Ferguson
                                        Richard N. Ferguson
                                        Director of Human
                                        Resource Operations



Dated:  June 29, 1998

                  CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Entergy Corporation on Form S-8 (File No. 33-54298) of our report dated June 26, 1998, on our audits of the financial statements and supplemental schedules of the Savings Plan of Entergy Corporation and Subsidiaries as of December 31, 1997 and 1996 and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 26, 1998